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December 9, 2015

thomas.majewski@shearman.com
(212) 848-7182

U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

Miller/Howard Funds Trust
File Nos. 333-207738 and  811-23111

Ladies and Gentlemen:

We are filing today via EDGAR Pre-effective amendment No. 1 to the Registration Statement for the Miller/Howard Funds Trust (the “Trust”) on Form N-1A on behalf of the Trust.

This Pre-effective Amendment No. 1 is being filed for the purposes of implementing comments provided to us by Anu Dubey, Senior Counsel, the Fund’s SEC reviewer and providing certain updates and disclosure with respect to the Fund’s Registration Statement filed on November 2, 2015.

No fees are required in connection with this filing.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (212)-848-7182.

Very truly yours,

/s/ Thomas M.  Majewski

Thomas M. Majewski

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